SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission file number: 001-35223

BioLineRx Ltd.
(Translation of registrant’s name into English)

2 HaMa’ayan Street
Modi’in 7177871, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

On August 14, 2025, the Registrant issued a press release announcing its financial results for the three and six months ended June 30, 2025. The Registrant is also publishing its unaudited interim consolidated financial statements, as well as its operating and financial review, as of June 30, 2025 and for the three and six months then ended. Attached hereto are the following exhibits:

Exhibit 1: Registrant’s press release dated August 14, 2025;

Exhibit 2: Registrant’s condensed consolidated interim financial statements as of June 30, 2025 and for the three and six months then ended; and

Exhibit 3: Registrant’s operating and financial review as of June 30, 2025 and for the three and six months then ended.

This Form 6-K, the text under the heading “Financial Results for the Quarter Ended June 30, 2025” in Exhibit 1, Exhibit 2 and Exhibit 3 are hereby incorporated by reference into all effective registration statements filed by the registrant under the Securities Act of 1933.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BioLineRx Ltd.

By:	/s/ Philip A. Serlin
Philip A. Serlin
Chief Executive Officer

Dated: August 14, 2025